SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 15, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447 Buenos Aires C1 1041 Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-  N/A

Buenos Aires, March 15th 2006

To
Comisión Nacional de Valores / Bolsa de Comercio de Buenos Aires (Securities Exchange Commission/ Buenos Aires Stock Exchange)

Please be informed that on the date hereof Mr. Hugo Raúl Garnero has submitted his resignation as alternate director of Banco Macro S.A. as a consequence of his appointment to the management of another financial entity.

As evidenced in the attached minute, on the date hereof the board of directors of Banco Macro S.A. accepted the resignation submitted by the above named director and called an annual shareholders’ meeting in order to appoint the person who shall replace Mr. Hugo Raúl Garnero.

Sincerely,

In the City of Buenos Aires, on this fifteenth day of March 2007, at 11 am, the members of the Board of Directors of BANCO MACRO S.A. signing at the end hereof and a member of the Supervisory Committee, meet at the principal place of business of the above mentioned Company located at Sarmiento 447.

The chairman of the Board of Directors, Mr. Jorge Horacio Brito, expresses that the purpose of this meeting is to discuss the following Agenda: 1) Accept the resignation submitted by Mr. Hugo Raúl Garnero to his office as Alternate Director; 2) Call an annual shareholders’ meeting.

1) The chairman expresses that on the date hereof Mr. Hugo Raúl Garnero submitted his resignation as Alternate Director as a consequence of his appointment to the management of another financial entity.

After a brief discussion, the Board unanimously resolved to accept the resignation submitted by Mr. Hugo Raúl Garnero as Alternate Director and that the person who shall replace him be appointed in the next annual shareholders’ meeting.

2) Mr. Jorge Horacio Brito makes reference to the financial statements for the fiscal year ended December 31st, 2006, which were approved by the Board of Directors in its meeting held on February 27th of the current year and expresses the Company must, therefore, call a shareholders’ meeting to approve such financial statements.

After a brief discussion, the Board unanimously resolved to call an annual shareholders’ meeting to be held on April 26th 2007, at 11 am, at the Company’s principal place of business, in order to discuss the Agenda included in the following notice:

NOTICE OF MEETING

A General Shareholders’ Meeting is called to be held on April 26th 2007, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2006.

3) Evaluate both the management of the Board of Directors and the Supervisory Committee.

4) Evaluate the distribution of cash dividends, subject to the authorization of Banco Central de la República Argentina. Application of Retained Earnings for the fiscal year 2006.

5) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2006.

6) Evaluate the remunerations of the members of the Supervisory Committee..

7) Evaluate the remuneration of the independent auditor for the fiscal year ended 12/31/2006.

8) Appoint four regular directors who shall hold office for three fiscal years. Change the number of alternate directors and designate two alternate directors who shall hold office until the end of the present period or mandate.

9) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

10) Appoint the independent auditor for the fiscal year that shall end 12/31/2007.

11) Define the auditing committee’s budget. Delegation to the Board of Directors.

THE BOARD OF DIRECTORS

NOTES: (i) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by April 20th 2007. (ii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires pursuant to the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iii) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores, the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of the owner of the shares shall provide the same information.

THE BOARD OF DIRECTORS

There being no further business to transact, the meeting is adjourned at 11:30 am.

Signed: Jorge Horacio Brito (Chairman), Delfín Jorge Ezequiel Carballo (Vice Chairman), Jorge Pablo Brito (Director), Juan Pablo Brito Devoto (Director), Roberto Julio Eilbaum (Director), Luis Carlos Cerolini (Director), Fernando Andrés Sansuste (Director),  Carlos Enrique Videla (Director), Ladislao Szekely (Syndic representing the Supervisory Committee).

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 15, 2007
MACRO BANK INC.

	By:	/s/ Luis Cerolini

	Name:	Luis Cerolini
	Title:	Attorney-in-fact